1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC July 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — August 8, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for July 2008: on an unconsolidated basis, sales were NT$30,869 million, an increase of 8.3 percent over June 2008 and an increase of 7.3 percent over July 2007. Revenues for January through July 2008 totaled NT$201,694 million, an increase of 22.3 percent compared to the same period in 2007.
On a consolidated basis, net sales for July 2008 were NT$31,814 million, an increase of 7.9 percent over June 2008 and an increase of 7.9 percent over July 2007. Revenues for January through July 2008 totaled NT$207,431 million, an increase of 22.5 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

			Increase (Decrease)
Net Sales	2008*	2007	%
July	30,869	28,766	7.3
January through July	201,694	164,964	22.3

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

			Increase (Decrease)
Net Sales	2008*	2007	%
July	31,814	29,483	7.9
January through July	207,431	169,298	22.5

*	Year 2008 figures have not been audited.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
August 08, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
July	Net sales	30,869,472	28,765,630
Jan.-July	Net sales	201,693,718	164,964,150
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	July	Bal. as of period end
TSMC	101,858,739	—	—
TSMC’s subsidiaries	30,221,941	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	July	Bal. as of period end
TSMC	127,323,424	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	5,238,625	33,307,138	—	—
	Mark to Market	1,906	(241,029)	—	—
	Profit/Loss
Expired Contracts	Notional Amount	12,568,656	224,317,993	—	—
	Realized Profit/Loss	(171,259)	1,644,649	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	609,893	—	—	—
	Mark to Market	(3,867)	—	—	—
	Profit/Loss
Expired Contracts	Notional Amount	2,818,289	—	—	—
	Realized Profit/Loss	(3,463)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 8, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer